IMMEDIATE

27 March 2000

24/00

BHP SUCCESSFULLY CLOSES

US$1.2 BILLION GLOBAL REVOLVING CREDIT FACILITY

The Broken Hill Proprietary Company Limited (BHP) successfully closed its latest debt financing facility, a US$1.2 Billion Global Revolving Credit Facility, today Monday 27 March 2000.

The new facility forms BHP's primary bank credit arrangement and will be the cornerstone of the Company's overall funding strategy. It consolidates into one facility a number of existing standby and revolving facilities and also replaces a US$800 Million Note Issuance Facility, providing dedicated back-up support for BHP's Domestic, US and Euro commercial paper programs.

The facility breaks new ground in providing in one facility the multi-currency and multi-jurisdictional needs of BHP and its subsidiaries around the world.

BHP Chief Financial Officer Chip Goodyear said: "The transaction provides a flexible facility to meet a range of objectives and has also allowed us to rationalise other financing arrangements. Given our global operations, it was important to have the facility available in various jurisdictions and currencies.

"Building partnerships with our stakeholders is an important component of BHP's strategy. This Global Revolver is one of the examples of how we are doing this to meet the funding requirements of our business," he said.

The facility was jointly arranged by Citibank, NA and National Australia Bank Limited. The agent is Citibank, NA.

The financiers are: ABN AMRO Australia Limited, ANZ Investment Bank, Bank One NA, Banque Nationale de Paris, Barclays Capital, Bank of Tokyo-Mitsibishi (Australia) Ltd, The Chase Manhattan Bank, Citibank, NA, Commonwealth Bank of Australia, Credit Suisse First Boston, Deutsche Bank AG, HSBC Bank Plc, IBJ Australia Bank Limited, Morgan Guaranty Trust Co, National Australia Bank Limited, RBC Dominion Securities, UBS Australia Limited and Westpac Banking Corporation.

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Contact:

MEDIA RELATIONS:

Mandy Frostick

Manager Media Relations

Ph: +61 3 9609 4157

Mob: + 61 419 546 245

INVESTOR RELATIONS:

Rob Porter

Vice President Investor Relations

Ph: 61 3 9609 3540

Mob: 61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030